# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ChdgAI Commodities Ltd, CIK 0002130998
CUSIP: 000000000
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Unit 7-1, Flat A, 3/F, Chevalier Industrial Building, 43-45 Bee, HONG KONG, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 06/29/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002151487

## Reporting persons
- FUER HOLDINGS LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 5,500,000; shared voting power 0; sole dispositive power 5,500,000; shared dispositive power 0; aggregate amount beneficially owned 5,500,000 (68.8% of the class)
- YANG HAICHUN: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 5,500,000; sole dispositive power 0; shared dispositive power 5,500,000; aggregate amount beneficially owned 5,500,000 (68.8% of the class)
- Liao Xin Yu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 5,500,000; sole dispositive power 0; shared dispositive power 5,500,000; aggregate amount beneficially owned 5,500,000 (68.8% of the class)

## Item 1. Issuer
Name of issuer: ChdgAI Commodities Ltd
Address of issuer's principal executive offices: Unit 7-1, Flat A, 3/F, Chevalier Industrial Building, 43-45 Beech Street, Tai Kok Tsui, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing:
(1) Fuer Holdings Ltd. (BVI company)
(2) Haichun Yang (individual)
(3) Xinyu Liao (individual)
Address of principal business office or, if none, residence:
(1) Fuer Holdings Ltd. -- c/o ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(2) Haichun Yang -- c/o ChdgAI Commodities Limited, Unit 7-1, Flat A, 3/F, Chevalier Industrial Building, 43-45 Beech Street, Tai Kok Tsui, Kowloon, Hong Kong.
(3) Xinyu Liao -- c/o ChdgAI Commodities Limited, Unit 7-1, Flat A, 3/F, Chevalier Industrial Building, 43-45 Beech Street, Tai Kok Tsui, Kowloon, Hong Kong.
Citizenship: (1) British Virgin Islands. (2) People's Republic of China. (3) People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,500,000 Class A Ordinary Shares.
Percent of class: Approximately 68.75%, based on 8,000,000 Class A Ordinary Shares outstanding as of the date of this Schedule 13G (excluding the 2,000,000 Class B Ordinary Shares, which are not registered under Section 12 of the Exchange Act). Fuer Holdings Ltd. is beneficially owned as to 50% by Haichun Yang, 30% by Xinyu Liao and 20% by Ying Huang. Mr. Huang is not a co-filer to this Schedule 13G.
Sole power to vote or to direct the vote: 5,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable. Fuer Holdings Ltd. holds record and beneficial ownership of the Class A Ordinary Shares reported herein for its own account and not on behalf of any other person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 -- Joint Filing Agreement, dated as of September 9, 2026, by and among Fuer Holdings Ltd., Haichun Yang and Xinyu Liao.

## Signatures
- FUER HOLDINGS LTD: /s/ Haichun Yang, Haichun Yang, Director (09/08/2026)
- YANG HAICHUN: /s/ Haichun Yang, Haichun Yang (09/08/2026)
- Liao Xin Yu: /s/ Xinyu Liao, Xinyu Liao (09/08/2026)